Peak to Host Webinar to Discuss Q3 2020 Results

Montreal, Quebec--(Newsfile Corp. - November 23, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that, following the release of its Third (3rd) Quarter Financial Results on Thursday, November 26 at market close, the Company's CEO Johnson Joseph and CFO Jean Landreville will host a webinar to discuss the highlights of the quarter followed by a Q&A period.

Those interested can click the following link to register to attend the webinar on Thursday, November 26 at 4:30 PM EST: https://bit.ly/395OGxl

While there will be an opportunity to ask questions at the end of the presentation, Peak encourages its shareholders to send questions in advance to CHF Capital Markets at thomas@chfir.com. Should the Company not answer your question during the webinar, CHF will follow-up with a response after the event is over.

Peak management is looking forward to seeing you at the webinar.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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